Filed by Ebix, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Yatra Online, Inc.

Commission File No.: 001-37968

Date: November 12, 2019

Ebix Inc. (Q3 2019 Investor Call) November 12, 2019

Corporate Speakers:

•	Darren Joseph; Ebix Inc.; Corporate VP of Finance & HR

•	Robin Raina; Ebix Inc.; President & CEO

•	Ash Sawhney; Ebix Inc.; President of Insurance Services, North America

•	Robert Kerris; Ebix Inc.; CFO

Participants:

•	Jeff Van Rhee; Craig-Hallum Capital Group LLC; Analyst

PRESENTATION

Operator^ Ladies and gentlemen, thank you for standing by, and welcome to the Ebix Third Quarter Financial Results Investor Call.

(Operator Instructions)

I would now like to hand the conference over to your speaker today, Darren Joseph, Corporate Vice President of Ebix. Please go ahead, sir.

Darren Joseph^ Thank you. Welcome, everyone, to Ebix Inc.’s 2019 Third Quarter Earnings Conference Call. Joining me to discuss the quarter is Ebix’s Chairman, President and CEO, Robin Raina; President, Insurance Services, North America, Ash Sawhney; and Ebix CFO, Robert Kerris.

Following our remarks, we will now open up to — we will open up the call for your questions. Now let me quickly cover the safe harbor.

Some of the statements that we make today are forward-looking, including, among others, statements regarding Ebix’s future investments, our long-term growth and innovation, the expected performance of our businesses and our use of cash. These statements involve a number of risks and uncertainties that might cause actual results to differ materially from those projected in the forward-looking statement.

Please note that these forward-looking statements reflect our opinions only as of the date of this presentation. We undertake no obligation to revise or publicly release the results of any revisions to these forward-looking statements in light of new information or future events. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements made today are contained in our SEC filings, which list a more detailed description of the risk factors that may affect our results.

Our press release announcing the Q3 2019 results was issued this morning. The audio of this investor call is also being webcast live on the Web at www.ebix.com/webcast. You can look at Ebix’s financials beyond what has been provided in the release on our website, www.ebix.com. The audio and the text transcript of this call will be available also on the investor homepage of the Ebix website after 4:00 p.m. Eastern standard Time today.

Let me now discuss the quarter from a numerical perspective. Revenue in Q3 2019 increased 14% from a year ago to $147.2 million. On a constant currency basis, Ebix’s Q3 2019 revenue increased 15% year-over-year to $148.4 million as compared to $128.6 million in Q3 of 2018. The revenue improvements reflected growth in the company’s EBIT cash channel.

Exchanges cumulatively, including the insurance and EBIT cash financial exchanges, accounted for 88% of the Q3 2019 revenue. In Q3, our EBIT cash revenue was the largest channel for Ebix, accounting for 56% of the company’s revenues and our insurance exchange channel accounting for 32%. The year-over-year revenue increase was primarily driven by the growth of the financial exchange.

The Insurance exchange revenue grew 6% year-over-year in Q3 2019 to $51.2 million while growing 7% year-to-date as compared to the same period in 2018. Our explosive growth over the last 12 months has been primarily in India, driven by the growth in the EbixCash Financial Exchange businesses. The EbixCash financial exchange revenue grew 36% to $82.1 million in Q3 2019 as compared to $60.3 million in Q3 2018 and grew 57% year-to-date as compared to the same period in 2019.

After excluding the revenues from the discontinued e-governance business EbixCash Q3 2019 revenues grew 42% in Q3 2019 as compared to Q3 2018. On a constant currency basis, EbixCash revenues grew 5% organically as compared to Q2 2019.

We have a number of large initiatives in place that are targeted at getting our EbixCash revenues on a stand-alone basis to between $0.5 billion to $600 million annually over the next one year. I will now turn the call over to Bob.

Robert Kerris^ Thank you, Darren, and thanks to all on the call for your continued interest in and support of Ebix. First of all, let me say how gratified I am to have rejoined the Ebix team at this exciting time of the company’s evolution. A few things stood out in the quarter.

One, we had a strong quarter in terms of operating cash flows; Two, we continue to grow our core insurance exchange and EbixCash businesses in the quarter; Three, we made some tough conservative decisions in line with our accounting policy to recognize a large bad debt reserve. Let me discuss these in reverse order.

In Q3, the company booked a $12.1 million bad debt reserve as a precaution measure against receivables due from a public sector entity, BSNL in India. Payment of these receivables has been delayed due to liquidity crunch at BSNL. However, the government of India has recently approved funding to BSNL and the company expects that the accounts will be fully collectible once the government’s funding reaches BSNL. But in spite of knowing this, this receivable is secured by the mine of the government.

We chose and booked a $12 million bad debt reserve to be in sync with our company’s accounting policies on the accounts receivable allowance front. This reserve impact to the company’s net income was $6.6 million after factoring the $5.5 million portion attributable to the noncontrolling interest. Because of the reserve that was booked, Q3 2019 GAAP diluted earnings per share decreased 28% to $0.67 per share compared to 92% a year earlier in Q3 of 2018.

The non-GAAP diluted earnings per share in Q3 2019, however, grew 12% as compared to $1.03 last year at Q3. GAAP net income decreased 30% to $20.5 million compared to $29.2 million in Q3 of 2018 in spite of the increased revenue, principally due to the bad debt reserve that we spoke about earlier, which has a net impact of $6.6 million.

Also, our net income was affected by increased interest expense associated with our expanding bank credit facilities, which have provided funding for strategic acquisitions. Increased nonoperating short-term expenses associated with the company’s recent investments and growth initiatives in India associated with servicing increased gross merchandise value in businesses.

However, the Q3 2019 non-GAAP increase actually increased 8% to $31.7 million after excluding certain nonrecurring items. Darren already discussed the growth in our core insurance and EbixCash business. Rob will provide you more color on that during his talk.

From a cash perspective, cash generated from operations was strong this past quarter at $41 million. Major cash utilization during the past quarter consisted of $22.7 million used to pay down our working capital facility in India, $3.8 million used to make payments on our term loan facility with Regions Bank, $2.3 million was used to pay our quarterly dividend. $2 million was used to purchase 45,000 shares of our common stock.

We also invested about $3 million on CapEx and software development during this past quarter, and we funded all these initiatives from existing cash and operating cash flows. That said, Ebix ended the quarter with cash, cash equivalents and short-term investments of $129 million, which is up $22 million from just the previous quarter ending in June.

We now have available cash reserve of approximately $141 million, including the available borrowing capacity in our cording and feature on our credit facilities with our bank — syndicated bank group.

Finally, as to key balance sheet metrics. Our balance sheet is healthy and our company’s financial position is sound with a current ratio of 1.50, our working capital short-term liquidity position of $126.7 million and a debt leverage ratio of 3.65. Ebix’s weighted diluted shares outstanding decreased to 30.6 million in Q3 as compared to 31.6 million in Q3 of last year. As of today, the company expects the diluted share count for Q4 of 2019 will be approximately 30.8 million shares.

Ebix’s 10-Q will be filed today. And I now will pass the call on to Ash.

Ash Sawhney^ Thank you, Bob. Good morning, ladies and gentlemen. I will be discussing the Q3 performance of our U.S. insurance operations, as also laying out the crystal ball for the future in terms of the region’s performance.

Let me start by saying that I’m overall pleased by the fact that the worldwide Insurance exchange revenue grew 6% year-over-year in Q3 2019 to $51.2 million while growing 7% year-to-date as compared to the same period in 2018.

The U.S. exchange revenue also grew 4% in Q3 2019 as compared to Q3 2018. We RCS revenues in the U.S. in Q3 2019 were down 37% as compared to Q3 2018 and down 8% sequentially as compared to Q2 2019. We believe that we are close to bottoming out on the decline and now expect the revenues to start growing back up in the RCS arena in 2020.

In terms of our core business performance in the U.S. in Q3 2019, we grew our life and annuities exchanges, health e-commerce exchanges, P&C business and the insurance certificate business. These gains were offset primarily by decreases in the consulting business, health content business and the TPA business.

Overall, we still managed to grow U.S. insurance exchanges 4% as compared to Q3 2018. In spite of these decreases, we see that as a positive trend. Looking ahead, we have made a lot of investments in the area of solution selling, sales realignment, new product creation and overall focus on straight-through processing in the insurance arena. We are also leveraging our contracts worldwide, better and also leveraging our international insurance products presently under EbixCash in India for sale in the U.S.

Our prospect pipeline today is bigger than ever before. We are excited about our prospects in the insurance exchange arena. As we presently are in the final decision-making stages of almost 18 to 20 exchange deals in the U.S. A few of them are business deals with insurance business giants that can move the needle substantially for us.

At this stage, I cannot go into more details in view of the competitive nature of the business and the confidentiality associated with the deals that we believe are in our pocket. We are today in the midst of a number of business deals wherein we would be building a digital platform for our clients’ end-to-end business with many of our products in play, including CRM, coating annuity net, life speed, et cetera. Let me talk through a few of these initiatives.

We are working on creating an Ebix B2C marketplace. The vision would be to create a state of the art exchange where we would offer insurance products directly to the consumer. The portal would provide straight-through processing and instant underwriting enabled through our reinsurance partners.

In essence, we would be playing an intermediary role and will be paid a commission. The portal will be just up with all our consumer-facing assets, such as wellness content, assessment tools, education material, Adam, ask a doctor, et cetera. The portal would be powered by artificial intelligence tools to make it easy for consumers to search, select and apply for insurance. What we are talking about here is something of a different scale.

We are presently working on a large project to create a private exchange for a large household name financial institution. We are in the process of onboarding two carriers to this exchange and expect to add more in the coming quarters.

We are also initiating upward price changes to a few of our businesses, and the effect of those will start showing beginning Q4 of 2019. We are presently working on an initiative to deploy an illustration exchange for life insurance in Canada. Also on the illustration exchange, we are introducing Winflex Insights product, which we announced recently at the (inaudible) Industry Conference.

Insights is an analytics tool which leverages data from over 18 million illustrations run on the platform. This tool will allow carriers and distributors to benchmark their performance against the industry and their peers. We have been collaborating with carrier partners for the design of this tool and is now generally available to the market.

In 2020, we also will launch an artificial agent to assess case designers during the illustration process. These tools will provide additional avenues of revenue. We are working on an initiative that will allow us to charge our distributors for certain products while deploying some new add-on functionality that we normally provided free while getting some monies from the carriers. This can be a good source of new revenue in the coming quarters.

We are working with a few renowned named industry icons to reposition our health exchanges in the market. In the area of health content exchanges, we just deployed a new relationship in Canada with Postmedia. We are working on many initiatives that should result in our CME and wellness revenues showing good growth.

We expect a strong Q4 in 2019 in terms of top line in the CME arena. We are working hard on getting our PPA revenues to go up. We are targeting our partner carriers strongly and remain hopeful on getting them on our platform. We have been working with the EbixCash wealth and asset management division to sell those products to our clients in the U.S. These products are already successful in Europe, Middle East and Asia.

We see an opportunity to create strong recurring revenue opportunities out of these products. Let me also add that we are in the initial stages of planning the big Ebix insurance focused Expo in 2020. We have huge interest from our clients and partners, and these are excited to make this a reality soon.

Let me finally summarize by saying that we are excited by what is ahead of us and believe that 2020 can be a great year for our North American insurance operations. I will now hand the call over to Robin. Thank you.

Robin Raina^ Good morning, everyone. I want to start by congratulating our team for an outstanding quarter with one of our best operating cash flow performances along with record revenues.

Bob and Darren have discussed the numerical performance of the company in the quarter, while Ash gave you an insight into the tremendous energy and passion backing our U.S. insurance operations. I’ll focus my talk on one, discussing insurance business at a high level, primarily outside the U.S.; two, the EbixCash operations; Three, our EbixCash IPO; and lastly, my overall views on what’s ahead of us. Let me first talk about the insurance business itself.

Our results in Q4 of — in Q3 of 2019 were good, but our results in Q4 of 2019 are expected to get boosted by the traditional continuing medical education top line growth in the fourth quarter of the year. Besides, we have a number of new wins in the area of insurance exchanges that should contribute to our results.

I’m pleased to let you know that we recently agreed on a multimillion dollar deal in the insurance arena with the Philippines-based large financial institution. This deal came out of the cross-selling efforts of our EbixCash team in the Asian region.

Ash talked about the organic growth in the Insurance exchange business offset by the declines in our consulting, health content and TPA business in the United States. We feel that we are on the right path there and have a very strong insurance pipeline today to ensure year-over-year growth in 2020 in our insurance businesses worldwide.

In the insurance arena, we are investing in a lot of new products, some of it Ash discussed in his talk. I’m particularly excited by the adoption of artificial intelligence, in our insurance distribution, analytics and support based products since it has the potential to open up new vistas for the insurance industry and for Ebix in terms of new revenue streams.

I’m also excited by the opportunities for insurance-based products in India and the Middle East, Africa, Asia and European market. We ventured into wealth management as a part of our EbixCash operations. And in Q3 of 2019, we had organically grown that business 82% as compared to Q3 of 2018.

Our growth in that area came out of selling our wealth management products in the Middle East, Africa, Asia and India. Incidentally, we netted 40% plus margins in this business area. Today, 70% of our revenues in this business come from the Middle East, Europe, Africa and Asia.

However, the real big opportunity in insurance is ahead of us in India in the form of our Bombay Stock Exchange BSC Ebix in shorter exchain venture. Recently, we announced that we have secured approval from the insurance regulators for the BSC Ebix venture to be deployed in India.

This is possibly going to be one of our biggest ventures ever from my perspective, the BSC Ebix venture is targeting to handle insurance distribution and back-end insurance processing in a manner and scale that has never been attempted in India with 300,000 BSC terminals across whose who of India’s financial institutions and 320,000 EbixCash franchises across the length and breadth of India, we are attempting to take insurance sales to the last mile in every nook and corner of the country into rural areas, last mile street across all cities, bank agents, stockbrokers, wealth management advisers sector.

The BSE Ebix business model on the distribution of insurance will focus on a pure commission-based model since that is the most lucrative financially while selling life, property and casualty, equipment, travel and health insurance, et cetera, to the prospective 1.3 billion population of the country.

The BSE Ebix venture will also sell back-end insurance products and associated services to the insurance B2B industry on an on-demand basis on transaction and subscription basis. We will not only be powering back-end insurance, but also providing the insurers access to a marketplace because of our distribution reach. No one has attempted any of this besides the sheer scale of what we are setting out to do in India.

Recently, a mid-sized insurance distributor in India with approximate revenues of $60 million decided to launch its IPO in India and got valued at $1.5 billion. The valuation was based on the opportunity ahead of this distributor. We believe that what we are attempting with BSE is way larger and expensive than this distributor. Besides, we have India’s most trusted and all best financial institution by our site in the form of Bombay Stock Exchange. More on this later.

Let me discuss EbixCash briefly now and the momentum we have generated in our business. EbixCash grew 36% quarter-over-quarter in Q3 of 2019 as compared to Q3 of 2018 and approximately 5% organically and sequentially over Q2 of 2019.

The EbixCash business in Q3 of 2019 grew 36% in spite of two major headwinds. One, our e-learning business quarter-over-quarter fell by $4.1 million while we also decided not to pursue BSNL e-governments opportunities that in Q3 of 2018 had given us $2.4 million in revenue. If I exclude e-learning and BSNL from the comparative then the remaining EbixCash business in Q3 of 2019 grew by 57% as compared to Q3 of 2018. Let me get into a bit more detail.

If I excluded all acquisitions made after Q3 2018, our EbixCash business grew 23% organically in Q3 of 2019 as compared to Q3 of 2018. If I excluded the acquisitions made up to Q3 of 2018 and excluded the non-core e-learning and BSNL businesses from the comparative, then the remaining Ebix cash business in Q3 of 2019 grew organically by 41% as compared to Q3 of 2018.

Overall, our travel business grew 62% quarter-over-quarter, year-over-year. Our EbixCash financial Technologies division grew 144%. Our Payment Solutions division grew 31%. Our e-learning division revenue fell by 52% primarily because of some onetime revenue contracts in Q3 of 2018.

We are overall pleased that the basics of our EbixCash business are very strong with key business areas like remittance, lending technology, travel technology, wealth and asset management technology and e-learning generating 40% plus operating margins. Our B2B travel businesses in the quarter, but a 27% margins.

The good news is that we know that as we improve the operating margins, primarily from the Wiseman acquisition, Payment Solutions and Corporate travel businesses, leverage our recent contracts and the normal synergies in process we should be then able to convert Ebix cash into a strong recurring operating margin business at high levels, like our insurance businesses worldwide.

We are presently trying to draw a balance between our efforts to grow our EbixCash margins and our attempts to be a leader in the market. EbixCash performance is particularly noteworthy. When you compare it to its key competitors with high valuations, who collectively lost $1 billion last year in the Indian market, and delivered much less top line growth than EbixCash.

We are clearly very pleased with our EBIT cash growth story and where we are headed with it. Let me give you three examples to illustrate how aggregation, network effect and leadership leads to new revenue streams, substantial opportunities and great operating margins.

Example one is a remittance deal from the past year with an international money transfer operator who paid EbixCash a $16 million signing bonus to get access to just 35,000 of our franchisee network. That was pure profit added for the signing bonus and the actual remittance transaction got us on traditional charges anyway in addition.

Example two, either in a recent deal we announced with a few travel exchange players, wherein we got paid in advance of $25 million with a committed transaction fee arrangement of $75 million upward over the next five years based on commitments from us in terms of volumes of segments that we will provide to them.

The aggregation and fee arrangement allows us now to consolidate the market as also aggressively grow our travel business with the awareness that we can make these additional fees beyond our traditional travel commissions and other fee payments. It also opens up an opportunity for us to pass part of these fees to the consumer and price our competition out, while booking commissions on business that we may not have otherwise secured.

The third example is of an aggregation deal, is a deal that we are presently negotiating in the financial services arena wherein we want country level exclusivity and possibly a large signing bonus to provide a large international financial services player access to our franchisee network in India. More on this when we finalize the deal.

We are very proud about the emerging status of Ebix cash today as the largest end-to-end financial exchange in the Indian subcontinent. We are fully aware of the responsibility that comes with being a leader in any segment.

Towards that extent, I recently led the financial industry’s efforts in India to convince the Finance Minister of India to successfully reverse a tax enforced on remittance operators. This tax had been announced by the government of India in early 2019 during its budget announcement, causing a lot of heartburn amongst the remittance franchises.

EbixCash and myself took the lead towards laying the industry’s concerns to the finance Ministry. And thanks to the humility and prudent approach of the government, the tax was canceled on October 16, 2019, through a government notification. We thank the government of India for listening to the industry.

In Q3 of 2019, we decided to conservatively book a bad debt reserve for $12.1 million of our outstanding amount with BSNL, a government of India, public sector unit. BSNL in recent times, has faced liquidity issues because of the telecom competitive pricing war led by GEO in India.

The government of India, led by Prime Minister Mode, publicly conveyed that it will revive via channel through a major funding revival package besides sanctioning a 4G circuit to BSNL, a voluntary retirement scheme already accepted by 70,000 of the 170,000 employees of BSNL and a real estate sales sanction since the BSNL owns non-core real estate with an estimated $15 billion.

BSNL continues to be an A+ rated credit company in terms of credit worthiness, since it is backed by the government of India, who has the record of never letting a government undertaking go down since the independence of India in 1947. While we also received all the assurances from BSNL and the government that we will get paid, once BSNL receives the government funding, we conservatively decided to still book the $12.1 million bad debt reserve to be in sync with our company’s policies on bad debt.

In the short term, the booking of the reserve brought our GAAP operating income down substantially for the quarter. We believe that once we get paid, on BSNL savings funds from the government, we’ll get back this income at that time.

We have a number of material key initiatives that are expected to add substantially to our EbixCash revenue and income stream in the coming quarters. I’ll name a few for you. One, a multi-million dollar agreement that we have in hand today for the UA Airport ForEx counters where we await Central Bank approval. We also are in the midst of the acquisition of PrimeX exchange, we are where we are at the final stages, we believe that a 35% EBITDA business with $25 million to $30 million in annual revenues.

In recent times, we have had a few material wins in multiple areas that we will announce once we secure approval from our clients. We have a few new prospective material deals in the financial exchange arena that we will talk through once we have finalized them.

We have the Yatra acquisition awaiting shareholder approval. We recently signed an agreement with Fox and King for the business transfer of all their corporate clients and the inbound holiday client, and that should add to our revenue stream. I talked through the implementation of a new travel exchange deal that by itself is a large opportunity. There are some new prospective material ForEx deals and international boundaries that we will talk through as we finalize them.

We recently took over the end-to-end running of India’s most luxurious train, arguably the most luxurious train, the Bakken Odyssey. A prospective material win in the bus exchange arena to deploy bus, software, e-ticketing, et cetera, across thousands of buses with recurring fees payable on each business — each bus ticket for a Himalayan state in India.

Also, we have a few new acquisition opportunities ahead of us that’s extremely strategic for us. On the marketing front, we announced a number of strategic announcements targeted at making EbixCash a household name in India a country with a population of 1.3 billion people, a government committed to a $5 trillion economy in the next few years and a growth rate that is well leading at present.

We announced a number of partnerships in recent times in the game of cricket targeted at getting in front of 600 million people who watch cricket on TV in 2018. India is cricket crazy. And in 2018, more Indians watched IPL cricket than the Indians who voted in the general elections.

We also struck a strategic studio branding partnership with India’s number one English news channel in terms of viewership and reach across the country. We have a few other partnerships in the works. That will bring us not only in front of the mass consumers, but also the retail and institutional investors in a big way. More on that later as we ink these deals. All of these deals will not only support our IPO, but will also help us maximize our EbixCash revenue streams and we believe will pay for themselves.

With regards to the IPO, we are diligently moving forward in many fronts. We are at the final stages of selecting an international investment banker and the fourth investment bank to join our investment banking team, we already have three of India’s leading investment bank, ICICI, Axis and otherwise, who are actively working with us on the IPO work.

The IPO effort is a very involved process that entails hiring of three to four set of legal firms, multiple subject metric per analyst firm, a credit rating firm, IR and PR firms, auditors to approve all numbers being filed across three years for all subsidiaries, et cetera.

That work is in full swing at present. We’ll keep you informed about that. We see the IPO as a possible multi-bagger opportunity for the shareholders of Ebix Inc. as all other financial exchange sector companies in India with billions of dollars in valuation do not have the financial metrics that our operation in India has today.

Lastly, let me add that I’m more excited about Ebix today than ever before. Ebix is today set on a path to be the largest insurance and financial exchange in the world that would have converged insurance and finance while establishing a leading role in each segment. I’m dialing into this call from our Indian headquarters in Noida on the sub Adeli.

It’s a public holiday today in India on account of a sick holiday (inaudible). With an employee count in excess of 7,000 employees in India, our operations have been truly blessed with some of the best and brightest employees that any company can have.

Ebix is today not just a great company with incredible culture, but a company that’s on a mission. That brings me to the end of my talk. I will now hand it over to the operator to open it up for questions. Thank you.

QUESTIONS AND ANSWERS

Operator^ (Operator Instructions)

Our first question comes from the line of Jeff Van Rhee with Craig-Hallum.

Jeff Van Rhee^ Robin, a series of questions for me. Chris, I just want to touch on the comments about the non EbixCash business, the base exchange business in the U.S., Just to be clear, I think the release said the thought was 8% to 10% growth in 2020. To be clear, is that everything but EbixCash that you’re talking about there? I think, gosh, gave quite an overview of the deal flows. But I just want to be clear, that’s 8% to 10% growth on everything that is essentially not EbixCash. Is that right?

Robin Raina^ That is correct.

Jeff Van Rhee^ Okay, great. Okay. And then just a couple of follow-ups on the timing there. I think you referenced Yatra. We’ve got the shareholder vote and then, obviously, on the IPO, you mentioned a lot of hoops you’ve got to jump through from the audit and a whole series of other steps. What’s best guess timing right now for both Yatra and the IPO?

Robin Raina^ Well, as far as — let me take it in the reverse. As far as the IPO is concerned, we are still targeting the June or July period. So nothing has changed on that front as of now. With respect to the Yatra acquisition, we are at a stage where we now need to file, go to the next step of making a common filings and so on.

And we were basically delayed primarily because of some performance to be filed and some numbers to be reaudited simply on the APRA front simply because they’re a foreign filer in the U.S., and we had to confirm their numbers to U.S. GAAP accounting. And so that process has already been undertaken. And so we should be seeing some quick action on it. But my guess is we are probably still 90 days away from the APRA deal getting through. Okay. Okay.

Jeff Van Rhee^ And then just high-level kind of vision, one of the common questions that I get is the belief by a lot of people that the world is going pure digital, that physical locations for booking travel, remittance, a lot of those channels ultimately go away and become pure digital. You’ve obviously built a very substantial business and done it while maintaining very high levels of profitability.

You got a lot of customer relationships, et cetera. But the question goes to, essentially, what is — what’s the thinking and sort of the strategy, if you will, on taking those physical or visual customers and turning them into pure digital customers. And in that context, I think there’s an embedded additional question, which is just kind of the cross-sell, upsell that’s going on as you’re bringing all these businesses together right now? So maybe two questions there.

Robin Raina^ Yes, so let me first address your first question on (inaudible). I think the first thing to be understood is that every trickle location that we have is digital. So from an Ebix perspective, being digital is a given. Ebix as a company, we went into the digital mode or a SaaS only mode on an on-demand mode in insurance in 2001, when people were not — when people thought we were crazy to do that.

So when we look at the financial exchanges or the insurance exchange business, either of those from our perspective, going digital is a given. However, when you are digital, you have to face the reality of the market. So what does — there are multiple ways you can be in financial exchanges or an insurance exchange. And one way is to be 100% digital. Clearly, we have every avenue available to the consumer, to the back-end providers, to our partners, to everybody in a digital mode.

So we are providing, whether it is getting — using EbixCash on their phone devices, whether it is on 8.5 inch mobile devices, whether it is on — or through the technology-agnostic laptops, machines, you name it. We have it available in a digital-only board.

In fact, you’re soon going to — we are soon launching a new version of ebixcash.com, which will be a highly transaction oriented, scalable website with new apps and stuff like that, and we will launch a big marketing campaign around it with a completely digital friendly format of EbixCash more math oriented and more scalable than we have today.

Now having said that, but then you have to face the reality of a country like India or for that matter, the reality of an Asian region country. Today, the reality of the country is that taken the area like cabs in India, the cab market, in spite of the fact that the ubers and the OLED that are already here, the digital market is 4% today, 96% of cabs in India are getting booked. Somebody is walking into a physical location and asking for a cab.

That’s the reality of India. The same goals, whatever single biggest block today in selling insurance across the country. There are players who are trying to — their reach isn’t there. The distribution reach isn’t there. India is such a large country, 70% of the country resides in villages. Nobody is able to reach these villages.

So what is happening is if we expect a villager to go digital, that’s not happening in my lifetime. Because the literacy levels aren’t there in the village. So should we leave 70% of the country behind? Obviously, that is not correct. So how do you get there? You get there by deploying physical locations in all these rural areas and having those physical locations actually become a conduit for that.

Will it to go digital. Having that $0.01er within a village, for example, wherein you can make — have your board tractor, you can report a book, you can have your debt packard, you can virtually by insurance, you can open a new bank account, you can do your crop insurance, you can get a prepaid card, all of that today.

If you don’t set up a physical place in that village, you’re going to be basically leaving that village out of the digital evolution. So there is a stepwise plan. Your first step is to engage people to reach out into the areas where digital technology isn’t reaching today because a literacy issue.

So you have to come up with a plan, which embraces. Digital is a given, but then you need to face the realities of the Indian market and really embrace that vision by providing digital to everybody who is digital, who is computer savvy. So provide them all the younger youth in the cities who are more computer savvy and are willing to go digital. We are absolutely available for them in a digital format.

But on the other side, you — and then you go through to reach out to the same consumer through our B2B channel through our corporate channel because we have thousands of corporate working at who are today, our clients, and there are tens of thousands of employees that these corporates have. So we reach them without spending marketing money, we’re reaching out to each of these consumers.

And then you go out to the physical locations, wherein our job is to make each physical location digital, be it the Great City, be it the Cigarette City, be it a rural area, let me make this remark that the real revolution, the real numbers in India don’t lie in eight-plus cities, don’t lie in the metro policies, which is the big focus of some of the larger players who have come from abroad, the real money lies in the C grade cities, the B grade cities and the D grade cities and the rural areas of the country.

And in those areas, you will have to have a multi-pronged approach. You need to be in the last mile. You need to have a physical location, which will be digital.

So look, we are ready for both. That’s a simple reality. But having a physical location actually gives us a tremendous edge over our competition because, first of all, it’s sales marketing money. We don’t have to really spend the kind of money that others have to spend because they need to reach.

We already have these 20,000 locations already. And as we get into more and more rural areas and we start working with governments in these rural areas, we will get an automatic reach without spending money, people who come to us to do a government service and in the process, possibly by a travel insurance or a level or an airline to get out of hotel together or whatever else. Right? So I think that’s our vision with respect to physical versus digital.

So we want to embrace both, but in an intelligent way. Having said that, with respect to the upsell look, that’s an ongoing. That’s an ongoing process. Everything we do, we are interfacing to each other. So today, what is going on is that if you want to book, for example, let’s say, somebody in there wants to book a flight over to room.

What Ebix cash today does. We have one of the few players in the market who can provide that consumer, everything ranging from a visa, getting them a visa for it to handling their airline ticket, their travel, their hotels, the local cabs, the rental cars, if they want any adventure sports or anything in Rome, whether they need foreign exchange, whether they need traveling assurance, whether they need health insurance, so you name it.

We are — we handle that end-to-end transaction. And to us, cross-selling is natural because it’s the same consumer who’s going to travel or it’s the same institution or a corporate who’s going to make one of their employees travel. So that’s just an example of how we do cross-selling today. We’ve actually taken cross-selling to the next level.

One of the examples I gave today in today’s call is from our EbixCash division, who recently helped our insurance guys to sell a multimillion dollar deal in Philippines with a large financial institution. This is a deal for Ebix Evolution, wherein the — we already had this large institution as a client for wealth management and asset management. So it was natural for us to go in and promote insure of products to them.

So we went in, our guys went in and promoted the insurance product, teamed up — both divisions teamed up and ultimately resulted in the customer accepting our proposition. So to us, cross-selling is a natural, and that’s why we had this recent conference in India, wherein we brought everybody together purely to encourage cross-selling on a mass scale.

Jeff Van Rhee^ Got it. And so two other brief questions for me then. With respect to let me hit the revenue question and then I want to get to margins and expenses. But with respect to revenues, certainly, the BSE approval was a challenging process. You’ve got it essentially there. Can you dial that in a little further? What’s a reasonable time line for this to be live and any sort of framing of revenue potential impact? Just help us to envision when this is going to hit the P&L in simple terms?

Robin Raina^ So BSA approval, we got an in-principle approval. What that does is the print principal approval laid out 22 conditions for us to adhere to, and that is a 30-day process that we are in the midst of right now, for both BSE and Ebix are working through that. It’s more of a process of giving them some undertaking, some regulatory conditions, which we think we will fulfill over the next 30 days.

Once that happens, we are basically in business. So then it’s a matter of our reaching out and spreading out our marketing arrangement, putting our brand out in the market establishing — we already have established a team to deploy the products. We have already in the background while the regulation — regulatory approval took almost a year, we used that time to interface our products with multiple carriers.

We are already trying to carve out some specific custom deals with certain carriers, the big difference here in this BSE Ebix relationship, what is the traditional way we have run exchanges in the U.S. is we are going to not just be a source of transaction money here.

We are going to function like a distribution — we are going to function like a distribution agent. We will be making pure commissions on the distribution side. We made that decision sitting with BSE because BSE has been very — we see very knowledgeable on that front. And they brought — they entered the mutual fund markets a few years back and now own 26% of Indian mutual fund business.

And so BC, for example, from that experience, that one of the key things to do is to make a lot more money through commission. Clearly, commissions in some of the insurance group tends to be way much higher than the traditional transaction fees. So we feel that, that should hold us in good light.

Now on the back end side, we’re going to charge transaction fees like we traditionally do in the U.S. will have the mix of subscription and transaction fees with respect to all the carriers, the brokers, and that will also open up because of the market, we will be able to tell a carrier. Look, if you want to be on this, and you don’t have the tools, we’ll give you our underwriting tools.

We’ll give you the technology to enable you to be on — to be in front of this market, and that by itself is very exciting for the carriers to get the — you’re basically providing the length and breadth of our reach to a carrier so — and that by itself is a big deal, I think, for any carrier. So having said that, I think we are at least one quarter away from a time wherein we would be starting to crop some revenue out of this.

So presently, we are working through the whole process of ensuring now that we have the regulatory approval that we put all our relationships, the business relationships in place. Because until you have the regulatory approval, you can’t really sign business agreements with some of these carriers. So now we’re going to spend our time signing these business agreements, carving out these commission deals, and then it’s a matter of time of deploying all of these through the market.

Jeff Van Rhee^ Okay, great. And last one for me then. You referenced a number of things that stand out on the expense side, it sounds like, first, on the revenue side, it looks like acceleration when you combine the EbixCash and the insurance exchange businesses. So we’re seeing maybe a pickup on the revenue outlook and at the same time, margins were a bit below me on a non-GAAP basis this quarter.

You mentioned a lot of spend, you talked about a couple of cricket teams in the network and some other things that you’re spending on in preparation for IPO and some other factors? How do we think about margins going forward?

Robin Raina^ Yes, I think, let me first take it in reverse order. You talked about marketing and the IPO. I don’t only look at the marketing as an IPO initiative. Because, frankly, that’s not the way we are thinking. We are thinking of marketing as a tool to get us in front of the consumer.

Look, our competition collectively between three companies last year lost $1 billion and if you look at the giant in the room, meaning, they grew their business 15%, while their losses grew by 350% year-over-year. Considering that you compare it to EbixCash, we’ve done fantastically well.

The point we are at today, it took me 10 years in the U.S. to get to that point from where I started in 1999. In 2.5 years, we are already at a point where we are talking about maybe the margin can improve better. And so having said that, good news is our margin is very good on most of the businesses that are laid out in the call.

So now we have to talk about the areas where a margin isn’t as good. So when we look at that, to me, marketing is an area where we anywhere need to spend. If we are going to be a leader in the market, which we are, and we believe marketing actually, now that we are generating enough cash flow, now that we are generating enough margin, we can afford to spend a little bit of that margin on the market to grow our business further versus having — our competitors who are just blowing money away and losing money on marketing.

So to me, marketing is not going to be a pain in the to be a pain point for us. To me, marketing, if you spend intelligently, should actually generate more organic growth and should pay for itself because the back-end deals are already existing. You see the back-end deals when we generate a consumer today, we know how to get money out of that.

We know how to get a back-end player to pay for to ask for that because we have been given these deals, which are based on scale. So which means if we increase our scale, our margins will grow, like in the U.S. as we were growing our scale, our margin became 30% first, and then it became 35% and so on.

So it is a question of growing our scale and to spend that marketing money we’re going to generate that scale, and that’s what our effort is with or without the IPO. This is an initiative we need to undertake.

Now with respect to margins, I should tell you the main culprit this quarter in terms of margin, but mainly as we made an acquisition of Wiseman and Vineman this quarter did basically was more or less a breakeven business for us, and there were multiple reasons for it. Now my expectation from Wiseman would have been that this acquisition would give us 35% or more in margin.

But unfortunately, it gave us close to 3% or 4% margin. And why did that happen? It happened because of two or three big reasons. One of the reasons was that some of the banks who were involved in working with us and create in the car business of the ForEx card business decided to get out of the car business because of different other internal pressures that those banks had.

There were only two banks who were involved in it. So we went to the Bank of India and just secured our own approval to launch our own card. Now it’s the first time a non-bank has been given their approval. So now that we have that approval, we clearly expect substantial revenue stream from that business. So that was revenue that we did not certainly have in Q3.

Secondly, we land into a few airports wherein we have committed money to those airports and we are not getting enough revenue now from those airports. Now why did that happen? When we bought Wiseman, there were a few airports where they had given some original commitments in terms of monies to be paid on an annualized basis.

And those were good, intelligent guesses that they had made or analytics that they had based on analytic. What happened in certain airports, to give you an example, an airport like Goa, wherein because of for sure political issues in Goa, there were some great incidents that happened in Goa over the last two years, it has driven this traffic, the tourist traffic down by 70% to go up from international visitors. What that did was it automatically impacted our ForEx business.

Now we have a large outflow of money and a very — and the inflow of money is a lot lower. So we as a company had to make some intelligent decisions. We’ll have to make some intelligent decision, which is like saying we need to be — we don’t need to pick up revenue for the sake of revenue, but to get out of some of these airport deals, where if you feel that you’re not making enough money, you actually have to give them notices, and then you need — and that’s what Ebix has done.

So the good news is, IP, we have a very good handle on Visma. We feel we can very quickly take this business back into 30% plus margin business, the Wiseman business, this was the transitory phenomenon, which basically caused us a bit of a blip in terms of operating margin from a Wiseman perspective.

The other business where we have lower margin is the corporate travel and the Mice business, the Events travel business. And in those two businesses, meaning, that’s the nature of those businesses. Those are project-based businesses. And in project based businesses, you’re recognizing revenue at a growth level, whereas your margins on a traditional level are always going to be a bit lower.

And we have always been aware of that, but that’s — if you want to be a leader in the travel market, that’s a very important business for us to get. And as we increase the quantum of that business, it generates additional segments. It generates additional hotel rooms, it generates a lot of other revenue stream for us because we are now able to achieve certain targets on a cumulative site and generate more money so when we look at the overall scheme of things, if we can just handle a wiseman.

Our margins will come to a level, which would get us beyond the 30% mark that we want to be at on — from an overall Ebix perspective. See, in the short term, we want to be intelligent. We don’t want to be penny wise pound foolish. On one side, we have an IPO that is ahead of us.

On the other side, we have a tremendous opportunity to lead the market. International players are stepping in into India and virtually pouring in money to get the market share. I don’t want to be buying about 2% here or there in terms of margins and give up on the market share that we are getting. So I would rather compromise my margin by 2%, if I can, and get that market share and substitute it by organic growth, increased organic growth. So we’re trying to draw balance.

The good news is that we feel we have a good handle on things. We know exactly where we have all these great areas of business where our margins are great. We know where our margins are low. And I just told you that these are the material areas for us, the Wiseman and the corporate and the Mice business.

If you look at these — once you’re aware of where your margin is lower. You know exactly where to target. In all transparency, I’ve given you a very open, transparent answer to get you that exact feel for how we are thinking about

Operator^ And we have no further questions in the queue at this time.

Robin Raina^ Thank you. Considering that we don’t have any more questions, I’ll close the call. I look forward to speaking to you, all of you, as we announce our year-end results. Thanks, everyone, for being on the call. And with that, I’ll close the call.

Operator^ Ladies and gentlemen, this concludes today’s conference call. Thank you for participating. You may now disconnect.

NOTE ON FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based upon current expectations and include all statements that are not historical statements of fact and those regarding the intent, belief or expectations, including, without limitation, statements that are accompanied by words such as “will,” “believes,” “anticipates,” “plans,” “expects,” “intends,” “estimates,” “seeks,” “may” or other similar words, phrases or expressions and variations or negatives of these words. These forward-looking statements include, but are not limited to, statements regarding the proposed merger (the “proposed transaction”), integration and transition plans, synergies, opportunities and anticipated future performance. Readers of this communication should understand that these statements are not guarantees of performance or results. Many risks and uncertainties could affect actual results and cause them to vary materially from the expectations contained in the forward-looking statements.

These risks and uncertainties include, among other things: the timing and likelihood of, and any conditions or requirements imposed in connection with, obtaining required stockholder or regulatory approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that expected benefits, synergies and growth opportunities of the proposed transaction may not be achieved in a timely manner or at all, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event, change or other circumstance that could give rise to termination of the merger agreement; the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; the risk that Ebix, Inc. (“Ebix”) and Yatra Online, Inc. (“Yatra”) will be unable to retain or hire key personnel; the ability to successfully integrate Yatra’s business with Ebix following the closing; and the risk that disruption from the proposed transaction may adversely affect Ebix’s and Yatra’s business and their respective relationships with customers, vendors or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Ebix’s and Yatra’s filings with the Securities and Exchange Commission (“SEC”). Except as required by law, neither Ebix nor Yatra undertakes any obligation to update forward-looking statements made by it to reflect new information, subsequent events or circumstances.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Ebix expects to file with the SEC a registration statement of Ebix on Form S-4 (the “registration statement”) that will include a proxy statement of Yatra and that will also constitute a prospectus of Ebix (the “proxy statement/prospectus”). Yatra expects to mail the proxy statement/prospectus to its stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT INFORMATION FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EBIX, YATRA AND THE PROPOSED TRANSACTION. The registration statement and other documents filed by Ebix with the SEC may be obtained free of charge at Ebix’s website at http://www.ebix.com or at the SEC’s website at http://www.sec.gov. These documents may also be obtained free of charge from Ebix by requesting them by mail at Ebix, Inc. at 1 Ebix Way, Johns Creek, Georgia 30097, Attn: Investor Relations, or by telephone at (678) 281-2027. The proxy statement/prospectus and other documents filed by Yatra with the SEC may be obtained free of charge at Yatra’s website at http://www.yatra.com or at the SEC’s website at http://www.sec.gov.

PARTICIPANTS IN SOLICITATION

Ebix and Yatra and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Ebix’s directors and executive officers is available in Ebix’s Form 10-K/A filed with the SEC on April 30, 2019 as well as Ebix’s proxy statement on Schedule 14A for Ebix’s 2019 annual meeting of stockholders filed with the SEC on July 19, 2019. Information about Yatra’s directors and executive officers is available in Yatra’s Annual Report for the year ended March 31, 2019 on Form 20-F filed with the SEC on July 31, 2019 and amended on August 5, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Ebix or Yatra as indicated above.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.